Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: dMY Technology Group, Inc. III

Subject Company: dMY Technology Group, Inc. III

Filer’s Commission File Number: 1-39694

Date: July 8, 2021

The following communications were made available by Niccolo De Masi on LinkedIn on July 8, 2021.

Niccolo De Masi • 1st
CEO, dMY Technology - NYSE: RSI, GENI, DMYI, DMYQ
1h •

Third historic equity research launch covering the world's first public quantum computing company IonQ

8:35
◀ Outlook
5G
jovuslibrary.com

BENCHMARK

Semiconductors & Related Technology

July 8, 2021

dMY Technology Group, Inc. III (DMYI)

Early Stage Play on the Emerging and Potentially Massive Quantum Computing Opportunity; Initiate at Buy

Initiation of Coverage

Rating:	Buy
Current Price	$10.44
Price Target	$18.00
52-Wk Range	$9.88 - $15.39
Shares Outstanding (mm)	189
Market Cap (mm)	$1,973
Enterprise Value (mm)	$1,447
Average Volume (000s)	390
Sector Weight	Market Weight



- We are initiating coverage of dMY Technology Group III (DMYI) with a Buy rating and an $18 price target. DMYI is a special purpose acquisition company (SPAC) that is in the process of merging with IonQ, Inc., which is an early-stage play on the emerging opportunity in quantum computing. Our positive view is based on IonQ's early leadership in quantum computing, unique trapped ion hardware technology approach that provides scalability, miniaturization and manufacturing benefits, and our belief that we are standing at the cusp of the next leap forward in computing that can drive important advances across several domains and industries.
- **World-class team and first mover advantage.** IonQ was co-founded in 2015 by quantum computing pioneers Chris Monroe, Chief Scientist, and Jungsang Kim, CTO. IonQ, the only public quantum computing pure play, has an extensive and growing patent portfolio that spans over 25 years of work and provides significant barriers to entry. The company employs a unique physics approach (i.e., trapped ions) that gives it a technological advantage and significant lead over competing quantum approaches (e.g., superconducting circuits) in terms of qubits (the building block of quantum computers), algorithmic qubits (useful qubits) and error reduction. These benefits allow IonQ's quantum systems to scale, providing significant advantages in miniaturization, manufacturing and time-to-market.
- **Quantum computing: the next technological revolution.** Quantum computing is the new paradigm in computing, which has the potential to solve specific complex problems that are practically unsolvable with the most advanced computers today. Quantum computers are poised to drive important technological breakthroughs in several domains, including energy, drug discovery, chemicals, cybersecurity, logistics, material science, machine learning and artificial intelligence.
- **The emerging quantum computing opportunity is enormous.** Quantum computing will likely drive commercial markets as greater levels of computational power are achieved. We believe IonQ is poised to exploit this massive opportunity with a projected large and growing TAM of $65B by 2030, a CAGR of 56%.
- **Rapid growth.** IonQ is well-positioned for rapid long-term growth, with a projected five-year revenue CAGR of 150% through 2026 driven by dedicated hardware system sales, partner cloud access, preferred compute subscription agreements and application development consulting. Sales are expected to grow aggressively as IonQ delivers more algorithmic qubits and applications are developed. The company expects to be EBITDA positive in 2025 and breakeven in 2027.
- **Valuation and price target.** The merger is being set up at multiples of 2.8x on 2026 revenue estimates. Our $18 price target is slightly over 7x EV/2026E Revenue.

FY Dec		Q1	Q2	Q3	Q4	Total	EV/Rev
EBITDA	2021E					$(42.0)E	
	2022E					$(56.0)E	
	2023E					$(63.0)E	
Revenue (m)	2021E					$5.0E	
	2022E					$15.0E	
	2023E					$34.0E	

Mark W. Schappel
212-312-6749
mschappel@benchmarkcompany.com

For important disclosures, see Page 33

BENCHMARK

dMY Technology Group, Inc. III (DMYI)
July 8, 2021

IonQ Snapshot

IonQ, Inc. develops general-purpose quantum computers, which harness the properties of quantum physics to deliver huge leaps forward in information processing and vastly outperform today's supercomputers. Its unique trapped ion approach combines

•• 5G (• 1· • Outlook i jovuslibrary.com July 8, 2021 dMY Technology Group, Inc. Ill (DMYI) Early Stage Play on the Eme rging a nd Pote ntially Massive Quantum Initiation of Coverage Computing Opportunity; Initiate at Buy Rating: Buy .,. We are initiating coverage of dMY Technology Group Ill (DMVI) with a Buy rating Current Price $10.« and an $18 price target. OMYI is a special purpose acquisition company (SPAC) that Price Target $18.00 is in the process of merging with lonQ. Inc., which is an early-stage play on the 52-WkRange $9.88-$15.39 emerg~ng opportunity in quantum computing. Our positive view is based on lonQ’s Shales Outslandflg (mm) 189 Mal1<81 cap (mm) $1.973 early leadership in quantum computing, unique trapped ion hardware technology Enlerpnse Value (mm) $1.«7 approach that provides scalab11ity, miniaturization and manufacturing benefits, and Average Vakme (OCOs) 390 our belief that we are standing at the cusp of the next leap forward in computing SeclorWffl Mall<etWeog!! that can drive important advances across several domains and industries. .,. World-<:lass team and first mover advantage. lonQ was co-founded in 2015 by .... quantum compuung p1oneers Chris Monroe, Chief Scientist, and Jungsang Kim, -CTO. lonQ. the only public quantum computing pure play, has an extensive and grow~ng patent portfolio that spans over 25 years of work and provides s1gnificant barriers to entry. The company employs a unique physics approach (i.e., trapped ions) that g1ves It a technological advantage and significant lead over competing quantum approaches (e.g., superconducting circuits) in terms of qubits (the building block of quantum computers), algorithmic qubits (useful qubit s) and error reduction. These benefits allow lonQ’s quantum systems to scale, providing significant advantages In miniaturization, manufacturing and time-to-market. • Quantum computing: the next technological revolution. Quantum computing is the new paradigm in computing, which has the potential to solve specific complex problems that are practically unsolvable with the most advanced computers today. Quantum computers are poised to drive important technological breakthroughs in several domains, Including energy, drug discovery, chemicals, cybersecurity, logistics, material science, machine learning and artificial intelligence. .,. The emerging quantum computing opportunity is enormous. Quantum computing will likely drive commercial markets as greater levels of computational power are achieved. We believe lonQ is poised to exploit this massive opportunity with a projected large and grow1ng TAM of $658 by 2030, a CAGR of 56%. .,. Rapid growth. lonQ IS well-positioned for rapid long-term growth, with a projected five-year revenue CAGR of 150% through 2026 driven by dedicated hardware system sales, partner cloud access, preferred compute subscription agreements and application development consulting. Sales are expected to grow aggressively as lonQ delivers more algonthmic qubits and applications are developed. The company expects to be EBITDA positive in 2025 and breakeven in 2027• .,. Valuation and price target. The merger is being set up at multiples of 2.8x on 2026 revenue estimates. Our $18 price target is slightly over 7x EV/2026E Revenue. Mark W. Schoppe/ FYOoo 01 02 03 04 Toul EV/Rov 212-312-6749 EBITDA 2021£ $(42.0)£ mschap~l@l~ndvnarkcompany.com 2022£ S(56.0)E 3 2023£ 5(63.0~ Rovtnut (m) 2021£ SS.llE 2022E S1S.oe 2023E $3-4.0£

About IonQ, Inc.

IonQ, Inc. is the leader in quantum computing, with a proven track record of innovation and deployment. IonQ’s 32 qubit quantum computer is the world’s most powerful quantum computer, and IonQ has defined what it believes is the best path forward to scale. IonQ is the only company with its quantum systems available through both the Amazon Braket and Microsoft Azure clouds, as well as through direct API access. IonQ was founded in 2015 by Chris Monroe and Jungsang Kim based on 25 years of pioneering research at the University of Maryland and Duke University. To learn more, visit www.IonQ.com.

About dMY Technology Group, Inc. III

dMY III is a special purpose acquisition company formed by dMY III Technology Group, Harry L. You and Niccolo de Masi for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets.

Important Information About the Proposed Transaction and Where to Find It

This communication may be deemed solicitation material in respect of the proposed business combination between dMY III and IonQ (the “Business Combination”). The Business Combination will be submitted to the stockholders of dMY III and IonQ for their approval. In connection with the vote of dMY’s stockholders, dMY III Technology Group, Inc. III intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement/prospectus. This communication does not contain all the information that should be considered concerning the proposed Business Combination and the other matters to be voted upon at the special meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY III’s stockholders and other interested parties are urged to read, when available, the preliminary proxy statement, the amendments thereto, the definitive proxy statement and any other relevant documents that are filed or furnished or will be filed or will be furnished with the SEC carefully and in their entirety in connection with dMY III’s solicitation of proxies for the special meeting to be held to approve the Business Combination and other related matters, as these materials will contain important information about IonQ and dMY III and the proposed Business Combination. Promptly after the registration statement is declared effective by the SEC, dMY will mail the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the transaction. Such stockholders will also be able to obtain copies of these materials, without charge, once available, at the SEC’s website at http://www.sec.gov, at the Company’s website at https://www.dmytechnology.com/ or by written request to dMY Technology Group, Inc. III, 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be made directly in this communication. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of dMY’s securities; (ii) the risk that the transaction may not be completed by dMY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by dMY; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the stockholders of dMY, the satisfaction of the minimum trust account amount following any redemptions by dMY’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (vii) the effect of the announcement or pendency of the transaction on IonQ’s business relationships, operating results and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of IonQ; (ix) the outcome of any legal proceedings that may be instituted against IonQ or against dMY related to the merger agreement or the proposed transaction; (x) the ability to maintain the listing of dMY’s securities on a national securities exchange; (xi) changes in the competitive industries in which IonQ operates, variations in operating performance across competitors, changes in laws and regulations affecting IonQ’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xiii) the risk of downturns in the market and the technology industry including, but not limited to, as a result of the COVID-19 pandemic; and (xiv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4, when available, and other documents filed by dMY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and dMY and IonQ assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither dMY nor IonQ gives any assurance that either dMY or IonQ, or the combined company, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets or the business described herein or a commitment to the Company or the IonQ with respect to any of the foregoing, and this Current Report shall not form the basis of any contract, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

dMY III and IonQ, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of dMY III’s stockholders in respect of the Business Combination. Information about the directors and executive officers of dMY III is set forth in the Company’s Form dMY III’s filings with the SEC. Information about the directors and executive officers of IonQ and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the Business Combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to dMY III’s stockholders in connection with the proposed Business Combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.

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